Filed Pursuant to Rule 424(b)(3)

Registration No. 333-150655

PROSPECTUS SUPPLEMENT

(to prospectus dated September 12, 2011 and the prospectus supplements dated October 6, 2011, October 14, 2011, December 9, 2011, December 19, 2011, January 10, 2012, January 13, 2012, March 28, 2012, April 6, 2012, April 11, 2012, April 13, 2012, June 1, 2012, June 4, 2012, June 5, 2012 and June 15, 2012)

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated September 12, 2011 and the prospectus supplements dated October 6, 2011, October 14, 2011, December 9, 2011, December 19, 2011, January 10, 2012, January 13, 2012, March 28, 2012, April 6, 2012, April 11, 2012, April 13, 2012, June 1, 2012, June 4, 2012, June 5, 2012 and June 15, 2012.

See the “Risk Factors” section beginning on page 5 of the prospectus and the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the SEC on January 13, 2012 and our Quarterly Report on Form 10-Q filed with the SEC on April 13, 2012, for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is June 15, 2012.

FOURTH QUARTER AND FISCAL YEAR 2012 PRELIMINARY NET SALES RESULTS

Fourth Quarter Preliminary Net Sales Results

•	Net sales increased 3% worldwide to approximately $740 million, while U.S. sales increased 7%

•	Knee sales grew 4% worldwide and increased 6% in the U.S.

•	Hip sales increased 3% worldwide, while U.S. sales grew 8%

•	Sports medicine sales grew 19% worldwide and grew 16% in the U.S.

•	Extremity sales increased 20% worldwide and increased 29% in the U.S.

Preliminary net sales totaled $739.5 million for the fourth quarter of fiscal year 2012, an increase of 3% compared to net sales reported during the fourth quarter of fiscal year 2011 of $715.2 million. During the fourth quarter, there were the same number of billing days compared to the fourth quarter of fiscal year 2011. U.S. net sales increased 7% to $439.5 million during the fourth quarter of fiscal 2012, while Europe net sales decreased 8% to $182.4 million and International (primarily Canada, South America, Mexico and the Pacific Rim) net sales increased 12% to $117.6 million.

Worldwide Large Joint Reconstructive sales increased 3% to $439.6 million and increased 7% in the U.S. during the fourth quarter of fiscal year 2012 compared to the fourth quarter of fiscal year 2011. Knee sales increased 4% worldwide during the fourth quarter and increased 6% in the U.S. Hip sales increased 3% worldwide during the fourth quarter and increased 8% in the U.S.

Sports, Extremities and Trauma (S.E.T.) sales grew 14% worldwide to $96.2 million during the fourth quarter, with U.S. growth of 18%. Worldwide sports medicine sales grew 19% and increased 16% in the U.S. Extremity sales grew 20% worldwide during the quarter, with U.S. growth of 29%. Trauma sales decreased 5% worldwide during the quarter and decreased 5% in the U.S.

Spine and Bone Healing (non-invasive trauma stimulation and bracing) sales increased 5% worldwide to $83.9 million, and increased 3% in the U.S. during the fourth quarter.

Dental sales decreased 6% worldwide to $69.2 million during the fourth quarter, while U.S. sales increased 3%.

Sales of Other products decreased 1% worldwide to $50.6 million and decreased 3% in the U.S. during the fourth quarter.

The following table provides fourth quarter preliminary net sales performance by product category:

	Fourth Quarter Preliminary Net Sales Performance
	Worldwide Reported Quarter 4 - FY 2012	Worldwide Reported Growth %	United States Growth %
Large Joint Reconstructive	$439.6	3%	7%
Knees		4%	6%
Hips		3%	8%
Bone Cement and Other		1%	13%
Sports, Extremities, Trauma (S.E.T.)	96.2	14%	18%
Sports Medicine		19%	16%
Extremities		20%	29%
Trauma		(5)%	(5)%
Spine & Bone Healing	83.9	5%	3%
Spine		9%	7%
Bone Healing		(5)%	(5)%
Dental	69.2	(6)%	3%
Other	50.6	(1)%	(3)%

Net Sales	$739.5	3%	7%

Full Year Preliminary Net Sales Results

Preliminary net sales for the year ended May 31, 2012, increased 4% to $2.838 billion from $2.732 billion for fiscal year 2011. During fiscal year 2012, there was one extra billing day compared to fiscal year 2011. U.S. net sales increased 3% to $1,713.3 million, while Europe net sales increased 1% to $702.7 million. International (primarily Canada, South America, Mexico and the Pacific Rim) net sales increased 13% to $422.1 million.

Large Joint Reconstructive sales increased 4% worldwide to $1,698.8 million and increased 3% in the U.S. for fiscal year 2012. Worldwide knee sales increased 3% and increased 1% in the U.S. Hip sales increased 6% worldwide and increased 6% in the U.S. during fiscal year 2012.

Sports, Extremities and Trauma (S.E.T.) sales grew 13% worldwide to $354.4 million, with U.S. growth of 13%. Worldwide sports medicine sales grew 18% and increased 12% in the U.S. Extremity sales increased 18% worldwide during fiscal year 2012, with U.S. growth of 22%. Trauma sales decreased 2% worldwide and decreased 4% in the U.S.

Spine and Bone Healing (non-invasive trauma stimulation and bracing) sales decreased 4% worldwide to $314.0 million, and decreased 5% in the U.S. during fiscal year 2012.

Dental sales decreased 1% worldwide to $267.7 million, while U.S. sales increased 8% during fiscal year 2012.

Sales of Other products increased 6% worldwide to $203.2 million and increased 1% in the U.S. for fiscal year 2012.

The following table provides full year net sales performance by product category:

	YTD Preliminary Net Sales Performance
	Worldwide Reported FY 2012	Worldwide Reported Growth %	United States Growth %
Large Joint Reconstructive	$1,698.8	4%	3%
Knees		3%	1%
Hips		6%	6%
Bone Cement and Other		5%	8%
Sports, Extremities, Trauma (S.E.T.)	354.4	13%	13%
Sports Medicine		18%	12%
Extremities		18%	22%
Trauma		(2)%	(4)%
Spine & Bone Healing	314.0	(4)%	(5)%
Spine		(3)%	(3)%
Bone Healing		(7)%	(7)%
Dental	267.7	(1)%	8%
Other	203.2	6%	1%

Net Sales	$2,838.1	4%	3%

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses large joint reconstructive products, including orthopedic joint replacement devices, and bone cements and accessories; sports medicine, extremities and trauma products, including internal and external orthopedic fixation devices; spine and bone healing products, including spine hardware, spinal stimulation devices, and orthobiologics, as well as electrical bone growth stimulators and softgoods and bracing; dental reconstructive products; and other products, including microfixation products and autologous therapies. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three months and twelve months ended May 31, 2012 and May 31, 2011 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles (“GAAP”) in the United States.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation. Such reclassifications were limited to net sales information by product and geographic categories. The current presentation aligns with how the Company presently reports sales and markets its products.

Biomet, Inc.

Product Net Sales

Three Month Period Ended May 31, 2012 and 2011

(in millions, except percentages, unaudited)

	(Preliminary) Three Months Ended May 31, 2012	Three Months Ended May 31, 2011	Reported Growth %
Large Joint Reconstructive	$439.6	$425.5	3%
Sports, Extremities, Trauma (S.E.T.)	96.2	84.3	14%
Spine & Bone Healing	83.9	80.2	5%
Dental	69.2	74.0	(6)%
Other	50.6	51.2	(1)%

Net Sales	$739.5	$715.2	3%

Biomet, Inc.

Product Net Sales

Year Ended May 31, 2012 and 2011

(in millions, except percentages, unaudited)

	(Preliminary) Year Ended May 31, 2012	Year Ended May 31, 2011	Reported Growth %
Large Joint Reconstructive	$1,698.8	$1,630.6	4%
Sports, Extremities, Trauma (S.E.T.)	354.4	312.3	13%
Spine & Bone Healing	314.0	327.4	(4)%
Dental	267.7	269.5	(1)%
Other	203.2	192.4	6%

Net Sales	$2,838.1	$2,732.2	4%

Biomet, Inc.

Geographic Net Sales

Three Month Period Ended May 31, 2012 and 2011

(in millions, except percentages, unaudited)

	(Preliminary) Three Months Ended May 31, 2012	Three Months Ended May 31, 2011	Reported Growth %
Geographic Sales:
United States	$439.5	$411.6	7%
Europe	182.4	198.8	(8)%
International	117.6	104.8	12%

Net Sales	$739.5	$715.2	3%

Biomet, Inc.

Geographic Net Sales

Year Ended May 31, 2012 and 2011

(in millions, except percentages, unaudited)

	(Preliminary) Year Ended May 31, 2012	Year Ended May 31, 2011	Reported Growth %
Geographic Sales:
United States	$1,713.3	$1,659.2	3%
Europe	702.7	697.8	1%
International	422.1	375.2	13%

Net Sales	$2,838.1	$2,732.2	4%